

July 8, 2015

Via E-mail
Mark C. Jaksich
Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, NE 68154-5215

> **Re:** **Valmont Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2014**
> **Filed February 25, 2015**
> **Form 10-Q for the Period Ended March 28, 2015**
> **Filed April 30, 2015**
> **Response Dated June 26, 2015**
> **File No. 1-31429**

Dear Mr. Jaksich:

We have reviewed your response dated June 26, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 27, 2014

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

1.	We note your response to comment seven from our letter dated June 8, 2015 and await the filing of your amended Form 10-K.

Form 10-Q for the Period Ended March 28, 2015
Condensed Consolidated Financial Statements, page 3
Summary of Significant Accounting Policies, page 8

2.	We note your response to comment eight from our letter dated June 8, 2015. Please confirm that your revised disclosures will also include the information required by ASC

420-10-50-1, where appropriate. For example, please provide a reconciliation of the beginning and ending liability, separately showing the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) why.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3768 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief